KNOLOGY, INC.

1241 O.G. Skinner Drive

West Point, GA 31833

706-645-8752

Fax: 706-645-3921

www.knology.com

December 26, 2006

VIA EDGAR AND FAX

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 0407

100 F St., N.E.

Washington, D.C. 20549

Re:	Knology, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 28, 2006

Form 10-Q for Fiscal Quarter Ended September 30, 2006

File No. 0-32647

Dear Mr. Spirgel:

We are responding to your comments contained in a letter dated December 11, 2006 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission). The staff’s comments and our responses to these comments are set forth below and are keyed to the sequential numbering of the comments in the Comment Letter and to the headings used in the Comment Letter.

Form 10-K for December 31, 2005

Cash and cash equivalents, page F-8

1.	Please tell us why it is appropriate to present restricted cash as a current asset. We note that the changes in the restricted cash balances are presented as an investing activity in the statement of cash flows.

Please see the table and related footnotes below for an explanation of the restricted cash at December 31, 2005:

Cerritos Escrow(1)	$1,006,993
Surety Bonds and Pole attachment collateral(2)	1,570,000
Liberty Mutual Insurance collateral(3)	400,000
CalFirst equipment lease collateral(4)	500,000
Pinnacle Nashville franchise collateral(5)	60,000

Total Restricted Cash	$3,536,993

(1)	Represents $1,000,000 of cash proceeds plus interest placed in escrow in connection with the sale of our discontinued operations in Cerritos, California, of which $500,000 was released on March 20, 2006 with remaining balance released September 12, 2006.

Mr. Larry Spirgel

December 21, 2006

(2)	Represents cash pledged as collateral associated with certain surety bonds and pole attachment agreements. These agreements are monitored on a periodic basis and renewed annually, if necessary, to extend the agreement for another 12-month period.
(3)	Represents cash pledged in the form of a certificate of deposit as collateral associated with a workers compensation insurance policy. The certificate of deposit has an annual maturity date of July 1 with a current balance of $250,000.
(4)	Represents a certificate of deposit purchased by Knology and held as security deposit on equipment leased from CalFirst. The certificate of deposit matured on October 9, 2006 and was not renewed.
(5)	Represents a certificate of deposited purchased by Knology and pledged as collateral associated with our Nashville, Tennessee franchise agreement. The certificate of deposit had a maturity date of November 21, 2006, at which date it was renewed until November 21, 2007.

We have presented restricted cash as a current asset due to the associated maturity dates expiring within one year of December 31, 2005.

Goodwill and intangible assets, page F-9

2.	We note that each geographic operating unit is a reporting unit. Please tell us why each unit is not considered a reportable segment under SFAS 131.

We do not present segment reporting for our geographic operating units in accordance with the Aggregation Criteria, paragraph 17 of SFAS 131 “Disclosures about Segments of an Enterprise and Related Information.” Paragraph 17 provides that segments may be aggregated if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a. The nature of the products and services

b. The nature of the production processes

c. The type or class of customer for their products and services

d. The methods used to distribute their products or provide their services

e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Our geographic operating units, have similar economic characteristics including pricing to consumers and gross margins.

In addition, in each geographic unit:

a.	We offer the same types of broadband services including voice, video and data services.

b.	We obtain the content for broadband services in a similar manner (contracts with programming providers, transport cost and network access fees).

Mr. Larry Spirgel

December 21, 2006

c.	We provide our broadband services to similar types of customers (residential and small business).

d.	We distribute our services over our broadband networks, which are similar in each of our markets.

e.	We face similar regulatory requirements and obtain similar franchise agreements.

Because our geographic operating units meet each of the requirements set forth in Paragraph 17 to SFAS 131, they are aggregated into a single operating segment.

Operating and Capital Leases, page F-17

3.	Please tell us the nature of the capital lease transactions for land and for the buildout of various multiple dwelling units. Also, tell us why it is appropriate to account for these transactions as capital leases. Include in your response references to applicable accounting literature.

The capital lease for land refers to a parcel of land we lease in Montgomery, Alabama. Our capital lease for the buildout of multiple dwelling unit refers to the lease of network facilities which includes fiber optic cables, electronics, switches and other equipment necessary to provide broadband services to all units at the relevant property. We have accounted for our leases for land and buildout of multiple dwelling units as capital leases under the criteria listed under Paragraph 7 of SFAS 13 “Accounting for Lease.” Both the lease of land and lease of network facilities for multiple dwelling units are treated as capital leases since the assets transfer to Knology’s ownership at the end of the lease term.

Form 10-Q for September 30, 2006

Selling, general and administrative, page 16

4.	Please tell us why the pole attachment rent costs are not included in the cost of services.

We believe pole attachment rent expense should not be classified as a cost of service, or direct cost, but as an operating cost, consistent with rental expense associated with our network facilities. The pole rental costs are similar to depreciation costs related to our network in the sense that the expense is incurred regardless of how many customers we have or which broadband services are provided to our customers. If we owned the poles instead of renting them, the depreciation charge would also be recorded as an operating expense.

*  *  *  *

Knology hereby acknowledges that (1) Knology is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) Knology may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s consideration of our responses and would like to do everything possible to facilitate your review. If you have any questions regarding the enclosed materials or need any additional information, please do not hesitate to contact me at 706-645-8752 or Neina Sewell at 706-645-3906.

Mr. Larry Spirgel

December 21, 2006

Sincerely,

/s/ M. Todd Holt
M. Todd Holt
Chief Financial Officer

Enclosures

cc:	Knology, Inc.

Rodger L. Johnson

Chad S. Wachter

Neina S. Sewell

BDO Sideman, LLP

Jay B. Goldman

Benjamin Nicholson

Securities and Exchange Commission

Nicole Holden

Dean Suehiro